INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (UNAUDITED)

March 31, 2016

DXI ENERGY INC.
CONSOLIDATED BALANCE SHEETS

(Unaudited)		March 31,	December 31,
(thousands of Canadian dollars)	Notes	2016	2015
		$	$
ASSETS
Current
Cash and cash equivalents		136	38
Accounts receivable		1,508	2,202
Prepaids and deposits		13	31
Current Assets		1,657	2,271
Non-current
Deposits		291	294
Exploration and evaluation assets	3	2,553	3,222
Property and equipment	4	20,565	21,899
Total Assets		25,066	27,686

LIABILITIES
Current
Bank credit facility	6	-	147
Accounts payable and accrued liabilities		3,040	2,985
Loans from related parties	7	1,050	1,000
Warrant liability	8	8	1
Derivative liability	7	1,274	1,226
Financial contract liability	10	6,990	7,207
Current Liabilities		12,362	12,566
Non-current
Loans from related parties	7	4,906	4,727
Decommissioning liability	9	3,917	3,825
Total Liabilities		21,185	21,118
SHAREHOLDERS' EQUITY
Share capital	11	97,162	97,162
Contributed surplus		10,439	10,438
Deficit		(106,749)	(105,150)
Accumulated other comprehensive income (loss)		3,029	4,118
Total Shareholders' Equity		3,881	6,568
Total Liabilities and Shareholders' Equity		25,066	27,686

Approved on behalf of the Board:

"signed"	"signed"
Robert Hodgkinson - Director	Craig Sturrock - Director

The accompanying notes are an integral part of these consolidated financial statements.	1

DXI ENERGY INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)		Three months ended March 31
(thousands of Canadian dollars, except per share amounts)	Notes	2016	2015
		$	$
REVENUES
Gross revenues		1,663	1,470
Royalties		(296)	(193)
Total Revenues, net of royalties	15	1,367	1,277

EXPENSES
Operating and transportation		1,156	1,052
Amortization, depletion and impairment losses	5	1,248	670
General and administrative		442	685
Financing expenses		501	180
Stock based compensation		1	248
Foreign exchange (gain) loss		(470)	175
Change in fair value of warrant liability	8	7	(479)
Change in fair value of derivative liability	7	48	(180)
(Gain) loss on financial contract liability	10	84	96
Total Expenses		3,017	2,447

Loss before other items		(1,650)	(1,170)
Other income		51	1

Loss for the period		(1,599)	(1,169)

Other Comprehensive Income
Items that may be subsequently reclassified to profit or loss:
Foreign currency translation adjustment		(1,089)	1,093

Comprehensive loss		(2,688)	(76)

Loss per common share - basic and diluted(1)	13	(0.04)	(0.03)

(1) Basic and diluted income (loss) per common share based on the weighted average number of common shares outstanding during the period, which has been adjusted retroactively to reflect the effects of the one-for-five share consolidation (note 11).

DXI ENERGY INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number	Share	Contributed
(thousands of Canadian dollars, except number of shares)	of Shares	Capital	Surplus	Deficit	AOCI(L)*	Total
	$	$	$	$	$	$
Balance as at January 1, 2016	36,509,953	97,162	10,438	(105,150)	4,118	6,568
Stock-based compensation			1			1
Loss				(1,599)		(1,599)
Foreign currency translation adjustment					(1,089)	(1,089)
Balance as at March 31, 2016	36,509,953	97,162	10,439	(106,749)	3,029	3,881

Balance as at January 1, 2015	36,480,427	97,132	9,674	(98,042)	1,621	10,385
Stock-based compensation			248			248
Loss				(1,169)		(1,169)
Foreign currency translation adjustment					1,093	1,093
Balance as at March 31, 2015	36,480,427	97,132	9,922	(99,211)	2,714	10,557

* Accumulated other comprehensive income (loss)

DXI ENERGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)		Three months ended March 31
(thousands of Canadian dollars)	Notes	2016	2015
		$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net loss for the period		(1,599)	(1,169)
Adjustment for items not affecting cash:
Amortization, depletion and impairment losses		1,248	670
Non-cash financing expenses		344	139
Stock based compensation		1	248
Non-cash foreign exchange on financial contract liability		(456)	254
Change in fair value of warrant liability		7	(479)
Change in fair value of derivative liability		48	(180)
(Gain) loss on financial contract liability		84	96
Cash flows from (used in) operations		(323)	(421)
Changes in operating working capital	13	593	222
Total Cash Flows from (used in) Operating Activities		270	(199)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Deposits		3	(6)
E&E expenditures		(3)	(34)
Additions to property and equipment		(248)	(1,255)
Changes in investing working capital	13	174	(1,279)
Total Cash Flows from (used in) Investing Activities		(74)	(2,574)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Advance (repayment) of bank credit facility		(148)	(80)
Advance (repayment) of loans from related parties		50	2,000
Total Cash Flows from (used in) Financing Activities		(98)	1,920

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		98	(853)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		38	1,215

CASH AND CASH EQUIVALENTS, END OF PERIOD		136	362

Supplemental cash flow information - Note 13

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 1 – CORPORATE INFORMATION

DXI Energy Inc. (the “Company”) is a public company trading on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”), under the symbol “DXI.” The Company is in the business of exploring and developing energy properties with a focus on oil and gas in North America. On March 9, 2011, the Company changed its name from Dejour Enterprises Ltd. to Dejour Energy Inc. On October 27, 2015, the Company changed its name from Dejour Energy Inc. to DXI Energy Inc. The address of its registered office is 598 – 999 Canada Place, Vancouver, British Columbia.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Dejour Energy (USA) Corp. (“Dejour USA”), incorporated in Nevada, Dejour Energy (Alberta) Ltd. (“DEAL”), incorporated in Alberta, and 0855524 B.C. Ltd., incorporated in British Columbia. All intercompany transactions are eliminated upon consolidation.

The interim condensed consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company. These consolidated financial statements were authorized and approved for issuance by the Audit Committee on May 9, 2016.

NOTE 2 – BASIS OF PRESENTATION

(a)   Basis of presentation

The interim condensed consolidated financial statements for the three months period ended March 31, 2016 have been prepared in accordance with IAS 33 Earnings per Share and IAS 34 Interim Financial Reporting. These interim results do not include all the information required for the full annual financial statements, and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2015.

The policies applied in these interim condensed consolidated financial statements are based on IFRS issued and outstanding as at December 31, 2015.

(b)   Going concern

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has a working capital deficiency of $10.7 million, which includes the loans from related parties of $1.1 million, and an accumulated deficit of $106.7 million. Excluding the non-cash derivative liability of $1.3 million, the adjusted working capital deficiency was $9.4 million. Of this amount, $7.0 million is represented by a financial contract liability of Dejour USA, which is due on September 30, 2016. The maximum cash component due in full settlement of the financial contract liability is US$3.0 million (note 10).

The Company’s ability to continue as a going concern is dependent upon attaining profitable operations and the continued financial support of the non-arm’s length lenders who have provided the Company with sufficient capital to meet capital expenditure commitments and continue exploration and development activities. There is no assurance that these activities will be successful. These material uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumptions were not appropriate.

(c)   Adoption of new and amended standards

The Company applied for the first time certain amendments, which are effective for annual periods beginning on or after January 1, 2016. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Although these amendments applied for the first time in 2016, they did not have a material impact on the annual consolidated financial statements of the Company.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – EXPLORATION AND EVALUATION (“E&E”) ASSETS

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties	Total
	$	$	$
Cost:
Balance at January 1, 2015	266	15,848	16,114
Additions	3	103	106
Change in decommissioning provision	12	-	12
Foreign currency translation and other	-	3,031	3,031
Balance at December 31, 2015	281	18,982	19,263
Additions	-	3	3
Change in decommissioning provision	16	-	16
Foreign currency translation and other	-	(1,161)	(1,161)
Balance at March 31, 2016	297	17,824	18,121

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties	Total
	$	$	$
Accumulated impairment losses:
Balance at January 1, 2015	-	(13,007)	(13,007)
Impairment losses	-	(534)	(534)
Foreign currency translation and other	-	(2,500)	(2,500)
Balance at December 31, 2015	-	(16,041)	(16,041)
Impairment losses (Note 5)	-	(535)	(535)
Foreign currency translation and other	-	1,008	1,008
Balance at March 31, 2016	-	(15,568)	(15,568)

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties	Total
	$	$	$
Carrying amounts:
At December 31, 2015	281	2,941	3,222
At March 31, 2016	297	2,256	2,553

Exploration and evaluation (“E&E”) assets consist of the Company’s exploration projects which are pending the determination of proven reserves.

During the three months ended March 31, 2016, the Company capitalized $1,000 (March 31, 2015 – $9,000) of general and administrative costs related to its US oil and gas interests.

For United States E&E assets, the impairment is $535,000 and $26,000 for the three months ended March 31, 2016 and March 31, 2015, respectively. The impairment was recognized based on the difference between the carrying value of the assets and their recoverable amounts.

The Company determined that there were no indicators of impairment for its Canadian oil and gas interests or no indicators of impairment reversal for its Canadian and U.S. oil and gas interests at March 31, 2016.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 4 – PROPERTY AND EQUIPMENT

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Properties	Properties	Other Assets	Total
	$	$	$	$
Cost:
Balance at January 1, 2015	32,181	9,970	219	42,370
Additions	1,164	4,467	1	5,632
Change in decommissioning provision	31	10	-	41
Disposals	-	-	(38)	(38)
Foreign currency translation and other	-	2,206	(3)	2,203
Balance at December 31, 2015	33,376	16,653	179	50,208
Additions	246	2	-	248
Change in decommissioning provision	71	3	-	74
Foreign currency translation and other	-	(1,047)	-	(1,047)
Balance at March 31, 2016	33,693	15,611	179	49,483

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Properties	Properties	Other Assets	Total
	$	$	$	$
Accumulated amortization, depletion and impairment
losses:
Balance at January 1, 2015	(23,340)	(932)	(189)	(24,461)
Amortization and depletion	(2,434)	(213)	(8)	(2,655)
Impairment losses	(1,000)	-	-	(1,000)
Disposals	-	-	33	33
Foreign currency translation and other	-	(230)	4	(226)
Balance at December 31, 2015	(26,774)	(1,375)	(160)	(28,309)
Amortization and depletion (Note 5)	(431)	(151)	(1)	(583)
Impairment losses (Note 5)	(130)	-	-	(130)
Foreign currency translation and other	-	103	1	104
Balance at March 31, 2016	(27,335)	(1,423)	(160)	(28,918)

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Properties	Properties	Other Assets	Total
	$	$	$	$
Carrying amounts:
At December 31, 2015	6,602	15,278	19	21,899
At March 31, 2016	6,358	14,188	19	20,565

During the three months ended March 31, 2016, the Company capitalized $65,000 (March 31, 2015 – $Nil) of general and administrative costs related to its Canadian oil and gas interests.

During the three months ended March 31, 2016, the Company capitalized $8,000 (March 31, 2015 – $2,000) of general and administrative costs related to its US oil and gas interests.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 4 – PROPERTY AND EQUIPMENT (continued)

The asset impairment of $130,000 for the three months ended March 31, 2016 is related to one of the non-core oil and gas properties in Alberta, Canada. The impairment was recognized based on the difference between the carrying value of the asset and its recoverable amount.

The Company determined that there were no indicators of impairment for its U.S. oil and gas interests or no indicators of impairment reversal for its Canadian and U.S. oil and gas interests at March 31, 2016.

NOTE 5 – AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Three months ended March 31
	2016	2015
	$	$
Exploration and Evaluation Assets (E & E assets)
Impairment losses (Note 3)	535	26

Property and Equipment (D & P assets)
Amortization and depletion (Note 4)	583	644
Impairment losses (Note 4)	130	-
	1,248	670

NOTE 6 – BANK CREDIT FACILITY

On November 24, 2014 and amended on March 16, 2015 and July 6, 2015, DEAL renewed the Credit Facility with its Bank for a maximum of $1.7 million. Monthly principal payments of $100,000 were due and payable on July 28, 2015 and commencing on the 28th of each month thereafter. As at December 31, 2015, the maximum amount of the credit facility was $1.1 million of which $147,000 was drawn. On January 25, 2016, the credit facility was repaid in full.

NOTE 7 – LOANS FROM RELATED PARTIES

(a)   Loan from Hodgkinson Equity Corporation (“HEC”)

On March 12, 2015, as amended on May 6, 2015, June 22, 2015, September 28, 2015 and November 18, 2015, the Company issued a promissory note for $4,500,000 to HEC, a private company controlled by the CEO of the Company. The promissory note is secured by all assets of Dejour USA and a negative pledge by the Company not to further encumber DEAL’s oil and gas properties without HEC’s prior approval. It bears interest at the Canadian prime rate plus 5% per annum. The principal and interest was repayable by the earlier of (i) within 10 business days of receipt of written demand from HEC for the repayment and (ii) June 10, 2015 or such later date to which the term of the promissory note may be extended. On May 6, 2015, the due date of the loan was extended to September 30, 2015. On September 28, 2015, the due date of the loan was further extended to December 31, 2015. On November 18, 2015, the Company extended the due date of the loan from December 31, 2015 to November 30, 2018.

In consideration for the extension, the Company issued HEC 9,000,000 Warrants. Each Warrant entitles the holder to acquire one common share at a price of C$0.45/US$ 0.35 per share any time prior to December 4, 2020. Shares acquired through the exercise of Warrants prior to April 5, 2016 are restricted from sale through the facilities of the stock exchanges for four months. On February 19, 2016, the Company rescinded the negative pledge security agreement and issued a first mortgage in favour of HEC on DEAL’s oil and gas properties. The first mortgage security so issued ranks “pari passu” with HVI’s first mortgage security interest (note 7(b)).

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 7 – LOANS FROM RELATED PARTIES (continued)

(a)   Loan from Hodgkinson Equity Corporation (“HEC”) (continued)

The Company has determined that the fair value of the loan should be disclosed together with an embedded derivative liability. The fair value of the loan was determined by applying a risk-adjusted rate of 25% to discount the monthly repayments and coupon payments over the three-year life of the loan. The embedded derivative was estimated using an option pricing model. Related financing costs of $77,000 were expensed immediately.

As a result of the loan modification in November 2015, a loss on extinguishment is recognized as follows:

$
Face value of loan liability	4,500
Fair value of loan liability	(3,414)
Fair value of derivative liability	(2,253)
Loss on extinguishment	(1,167)

The derivative liability is carried at fair value through profit and loss and re-measured at each reporting date using an option pricing model. For the three months ended March 31, 2016, the Company recorded an unrealized loss on the derivative liability of $33,000 (three months ended March 31, 2015 - $Nil). The following key inputs to obtain the valuation are as follows:

		December 31,
As at	March 31, 2016	2015
Exercise price	$0.45	$0.45
Share price	$0.27	$0.22
Expected volatility	81%	95%
Expected life	2.63 years	2.88 years
Dividends	0.0%	0.0%
Risk-free interest rate	0.53%	0.49%

As at March 31, 2016, the carrying value of the loan liability and derivative liability are as follows:

	Loan liability	Derivative liability
	$	$
Balance upon initial recognition	3,414	2,253
Accretion expense	92	-
Interest paid	(42)	-
Change in fair value	-	(1,404)
Balance at December 31, 2015	3,464	849
Accretion expense	194	-
Interest paid	(86)	-
Change in fair value	-	33
Balance at March 31, 2016	3,572	882

Other terms of the loan are:

•	the interest rate of the loan remains unchanged and the Company may repay the loan at any time without penalty;
•	the Company, through DEAL, must receive HEC’s approval to further encumber DEAL’s Canadian oil and gas properties; and
•	In the event of default, all the indebtedness secured by the promissory note becomes due and payable and the interest rate is immediately increased to Canadian prime rate plus 8.5% per annum.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 7 – LOANS FROM RELATED PARTIES (continued)

(b)    Loan from Hodgkinson Ventures Inc. (“HVI”)

On June 22, 2015, as amended on September 28, 2015 and November 18, 2015, the Company issued a promissory note for $2,000,000 to HVI, a private company associated with the CEO of the Company, on a “pari passu” basis with the loan from HEC (note 7(a)). The promissory note is secured by all assets of Dejour USA and a negative pledge by the Company not to further encumber DEAL’s oil and gas properties without HVI’s prior approval. It bears interest at the Canadian prime rate plus 5% per annum. The principal and interest were repayable on or before September 30, 2015. On September 28, 2015, the due date of the loan was extended to December 31, 2015. On November 18, 2015, the Company extended the due date of the loan from December 31, 2015 to November 30, 2018.

In consideration for the extension, the Company issued HVI 4,000,000 Warrants. Each Warrant entitles the holder to acquire one common share at a price of C$0.45/US$ 0.35 per share any time prior to December 4, 2020. Shares acquired through the exercise of Warrants prior to April 5, 2016 are restricted from sale through the facilities of the stock exchanges for four months. On February 19, 2016, the Company rescinded the negative pledge security agreement and issued a first mortgage in favour of HVI on DEAL’s oil and gas properties. The first mortgage security so issued ranks “pari passu” with HEC’s first mortgage security interest (note 7(a)).

The Company has determined that the fair value of the loan should be disclosed together with an embedded derivative liability. The fair value of the loan was determined by applying a risk-adjusted rate of 25% to discount the monthly repayments and coupon payments over the three-year life of the loan. The embedded derivative was estimated using an option pricing model. Related financing costs of $34,000 were expensed immediately.

As a result of the loan modification in November 2015, a loss on extinguishment is recognized as follows:

$
Face value of loan liability	2,000
Fair value of loan liability	(1,230)
Fair value of derivative liability	(1,002)
Loss on extinguishment	(232)

The derivative liability is carried at fair value through profit and loss and re-measured at each reporting date using an option pricing model. For the three months ended March 31, 2016, the Company recorded an unrealized loss on the derivative liability of $15,000 (three months ended March 31, 2015 - $Nil). The following key inputs to obtain the valuation are as follows:

		December 31,
As at	March 31, 2016	2015
Exercise price	$0.45	$0.45
Share price	$0.27	$0.22
Expected volatility	81%	95%
Expected life	2.63 years	2.88 years
Dividends	0.0%	0.0%
Risk-free interest rate	0.53%	0.49%

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 7 – LOANS FROM RELATED PARTIES (continued)

(b)    Loan from Hodgkinson Ventures Inc. (“HVI”) (continued)

As at March 31, 2016, the carrying value of the loan liability and derivative liability are as follows:

	Loan liability	Derivative liability
	$	$
Balance upon initial recognition	1,230	1,002
Accretion expense	51	-
Interest paid	(19)	-
Change in fair value	-	(625)
Balance at December 31, 2015	1,262	377
Accretion expense	110	-
Interest paid	(38)	-
Change in fair value	-	15
Balance at March 31, 2016	1,334	392

Other terms of the loan are:

•	the interest rate of the loan remains unchanged and the Company may repay the loan at any time without penalty;
•	the Company, through DEAL, must receive HVI’s approval to further encumber DEAL’s Canadian oil and gas properties; and
•	In the event of default, all the indebtedness secured by the promissory note becomes due and payable and the interest rate is immediately increased to Canadian prime rate plus 8.5% per annum.

(c)    Loan from a director and officer of the Company and his spouse

On September 15, 2015, as amended on January 11, 2016 and March 31, 2016, the Company issued a grid promissory note of up to $1,000,000 to a director and officer of the Company and his spouse. The promissory note bears interest at 12% per annum. The principal and interest accrued on the loan were repayable on or before December 31, 2015. On January 11, 2016, the Company issued an additional grid promissory note of up to $200,000 to a director and officer of the Company and his spouse and the due date of the loan was extended to March 31, 2016. On March 31, 2016, the due date of the loan was further extended to September 30, 2016. As at March 31, 2016, $1,050,000 had been advanced to the Company.

NOTE 8 – WARRANT LIABILITY

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars, other than agents’ warrants, are accounted for as derivative financial liabilities. These warrants are recorded at the fair value at each reporting date with the change in fair value for the period recorded in profit or loss for the period.

	#	$
Balance at January 1, 2015	3,919,540	755
Warrants expired	(1,200,000)	-
Change in fair value	-	(754)
Balance at December 31, 2015	2,719,540	1
Change in fair value	-	7
Balance at March 31, 2016	2,719,540	8

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 8 – WARRANT LIABILITY (continued)

The fair value of these investor warrants were estimated using the Hull-White Trinomial option pricing model under the following weighted average inputs:

As at			December 31,
	March 31, 2016		2015
Exercise price	US$	2.00	US$	2.00
Share price	US$	0.22	US$	0.16
Expected volatility		90%		75%
Expected life		1.16 years		1.42 years
Dividends		0.0%		0.0%
Risk-free interest rate		0.61%		0.82%

NOTE 9 – DECOMMISSIONING LIABILITY

	Canadian	United States
	Oil and Gas	Oil and Gas
	Properties (1)	Properties (1)	Total
	$	$	$
Balance at January 1, 2015	3,597	112	3,709
Change in estimated future cash flows	46	3	49
Additions	-	8	8
Actual costs incurred and other	(16)	20	4
Unwinding of discount	52	3	55
Balance at December 31, 2015	3,679	146	3,825
Change in estimated future cash flows	86	3	89
Actual costs incurred and other	-	(10)	(10)
Unwinding of discount	12	1	13
Balance at March 31, 2016	3,777	140	3,917

(1) relates to property and equipment (note 4)

The present value of the decommissioning liability was calculated using the following weighted average inputs:

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties
As at March 31, 2016:
Discount rate	1.22%	2.00%
Inflation rate	2.00%	2.00%

As at December 31, 2015:
Discount rate	1.37%	2.16%
Inflation rate	2.00%	2.00%

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 10 – FINANCIAL CONTRACT LIABILITY

On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”) to fund the drilling of up to three wells and the completion of up to four wells in the State of Colorado. The Drilling Fund contributed US$6.5 million cash to earn working interests in production from the wellbores ranging from 55.56% to 77.78% before payout and 44.44% to 58.33% after payout. This amount was subsequently increased by US$500,000 to US$7,000,000 with the Company’s consent.

The December 31, 2012 financial contract states the Drilling Fund has the right to require Dejour USA to purchase its working interests in the wellbores for cash in September 2016, 36-months after the final well in the 4-well program is placed in production. The repurchase price is based on a predetermined formula which ensures the Drilling Fund earns a minimum return, compounded annually and applied on a monthly basis, on 75% of its original US$7,000,000 investment over the 36-month period. Accordingly, the Company considered the transaction to be a financial contract as the risks and rewards of ownership were not substantially transferred to the Drilling Fund and, on December 31, 2012, the Company recorded the transaction in its accounts by increasing property and equipment and financial contract liability by US$6,500,000 on its balance sheet. This amount was subsequently increased to US$7,000,000.

On June 30, 2014, the financial contract was amended and the Drilling Fund agreed to retain its working interest in the wells as at September 30, 2016, should it exercise its right to require Dejour USA to pay the minimum return calculated in accordance with the provisions of the contract. In determining the minimum return to be paid, the Drilling Fund agreed to deduct the residual reserve value of its working interest in the 4 wellbores at September 30, 2016. The parties also agreed to have a third party engineering firm calculate the residual value of the reserves in accordance with industry accepted valuation standards.

Finally, the parties agreed to limit the cash consideration to be paid by Dejour USA, should it be required to pay the minimum return provided for in the December 31, 2012 contract to US$3,000,000. Additional consideration, if any, may be paid by Dejour USA by an assignment of a working interest in certain proven assets at a jointly owned oil and gas property in Colorado applying an industry-standard valuation approach.

The June 30, 2014 amendment transferred the risks of ownership of the 4 wellbores back to the Drilling Fund and the financial contract liability was adjusted to reflect the present value of the amount owing to the Drilling Fund under the financial contract at September 30, 2016 ($7,587,000), net of the present value of the residual reserves ($597,000), or $6,990,000, as follows:

$
Balance at January 1, 2015 (US$2,361)	2,739
Accretion expense (US$410)	525
Foreign exchange loss	595
Loss on financial contract liability (US$2,436)	3,348
Balance at December 31, 2015 (US$5,207)	7,207
Accretion expense (US$111)	152
Foreign exchange gain	(453)
Loss on financial contract liability (US$64)	84
Balance at March 31, 2016 (US$5,382)	6,990

NOTE 11 – SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common voting shares, an unlimited number of first preferred shares issuable in series, and an unlimited number of second preferred shares issuable in series. No preferred shares have been issued and the terms of preferred shares have not been defined.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 11 – SHARE CAPITAL (continued)

Issued and outstanding

	# of shares	$ of shares
Balance at January 1, 2015	36,480,427	97,132
Issue of shares on exercise of options	29,898	23
Contributed surplus reallocated on exercise of options	-	7
Adjustment due to fractional rounding	(372)	-
Balance at December 31, 2015 and March 31, 2016	36,509,953	97,162

On October 30, 2015, the Company’s common shares were consolidated on a one-for-five basis. All shares and per share amounts in these consolidated financial statements have been adjusted retroactively for all periods presented to reflect the effects of the share consolidation.

NOTE 12 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS

(a)    Stock Options

The Stock Option Plan (the “Plan”) is a 10% “rolling” plan pursuant to which the number of common shares reserved for issuance is 10% of the Company’s issued and outstanding common shares as constituted on the date of any grant of options.

The Plan provides for the grant of options to purchase common shares to eligible directors, senior officers, employees and consultants of the Company (“Participants”). The exercise periods and vesting periods of options granted under the Plan are to be determined by the Company with approval from the Board of Directors. The expiration of any option will be accelerated if the participant’s employment or other relationship with the Company terminates. The exercise price of an option is to be set by the Company at the time of grant but shall not be lower than the market price (as defined in the Plan) at the time of grant.

The following table summarizes information about outstanding stock option transactions:

		Weighted
	Number of	average
	options	exercise price

Balance at January 1, 2015	2,940,305	1.27
Options granted	709,897	0.79
Options exercised (Note 11)	(29,898)	0.78
Options cancelled	(2,828,551)	1.16
Options forfeited	(651,015)	1.00
Balance at December 31, 2015 and March 31, 2016	140,738	1.20

Details of the stock options as at March 31, 2016 are as follows:

		Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	contractual	Number	exercise	contractual
	of options	price	life (years)	of options	price	life (years)
		$			$
$0.80 to $0.90	20,000	0.80	1.00	20,000	0.80	1.00
$1.00 to $1.45	120,738	1.26	1.44	119,900	1.26	1.44
	140,738	1.20	1.37	139,900	1.20	1.37

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 12 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

(a)   Stock Options

During the three months ended March 31, 2016 and 2015, the Company did not grant any stock options.

(b)   Share Purchase Warrants

The following table summarizes information about warrant transactions:

	Number of	Weighted average
	warrants	exercise price
		$
Balance at January 1, 2015	5,966,443	1.98
Warrants granted	13,000,000	0.45
Warrants expired	(3,246,903)	1.84
Balance at December 31, 2015 and March 31, 2016	15,719,540	0.85

Details of the share purchase warrants as at March 31, 2016 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	Contractual	Number	exercise	contractual
	of warrants	price	life (years)	of warrants	price	life (years)
		$			$
$0.45	13,000,000	0.45	4.68	-	-	-
$2.00 US	2,719,540	2.60	1.18	2,719,540	2.60	1.18
	15,719,540	0.82	4.07	2,719,540	2.60	1.43

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars are accounted for as derivative financial liabilities, other than agents’ warrants.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 13 – SUPPLEMENTAL INFORMATION

(a)   Changes in working capital consisted of the following:

	Three months ended March 31
	2016	2015
	$	$
Changes in working capital:
Accounts receivable	694	(77)
Prepaids and deposits	18	77
Accounts payable and accrued liabilities	55	(1,057)
	767	(1,057)

Comprised of:
Operating activities	593	222
Investing activities	174	(1,279)
	767	(1,057)

Other cash flow information:
Cash paid for interest	157	32

(b)   Per share amounts:

Basic loss per share amounts has been calculated by dividing the net loss for the year attributable to the shareholders’ of the Company by the weighted average number of common shares outstanding. Stock options and share purchase warrants were excluded from the calculation. The basic and diluted net loss per share is the same as the stock options and share purchase warrants were anti-dilutive. The following table summarizes the common shares used in calculating basic and diluted net loss per common share:

	Three months ended March 31,
	2016	2015
Weighted average common shares outstanding
Basic	36,509,953	36,480,428
Diluted	36,509,953	36,480,428

NOTE 14 – RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2016 and 2015 and in addition to the loans from related parties (note 7), the Company entered into the following transactions with related parties:

(a)

Compensation awarded to key management included a total of salaries and consulting fees of $119,000 (2015 - $120,000) and non-cash stock-based compensation of $Nil (2015 - $162,000). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses. Included in accounts payable and accrued liabilities at March 31, 2016 is $200,000 (December 31, 2015 - $200,000) owing to the two officers of the Company.

(b)

Interest expenses of $156,000 (2015 - $5,000) related to the loans from related parties were paid to the CEO of the Company and his spouse or the companies controlled by or associated with the CEO of the Company (note 7).

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 15 – OPERATING SEGMENTS

Segment information is provided on the basis of geographic segments as the Company manages its business through two geographic regions – Canada and the United States. The two geographic segments presented reflect the way in which the Company’s management reviews business performance. The Company’s revenue and losses of each geographic segment are as follows:

	Canada		United States		Total
	2016	2015	2016	2015	2016	2015
	$	$	$	$	$	$
Three months ended March 31
Revenues, net of royalties	1,039	1,235	328	42	1,367	1,277
Segmented income (loss)	(1,166)	(548)	(433)	(621)	(1,599)	(1,169)
Amortization, depletion and impairment losses	561	632	687	38	1,248	670
Interest expense	336	33	152	127	488	160
Capital expenditures	246	721	5	568	251	1,289

NOTE 16 – SEASONALITY OF OPERATIONS

There are factors causing quarterly variances that may not be reflective of the Company’s future performance. These include, but are not limited to weather conditions, oil and gas production, drilling activities which are affected by oil and natural gas commodity prices, global economic environment, as well as unexpected production curtailment caused by activities such as plant shutdown work. As the Company has operations in the United States, the consolidated financial results may vary between periods due to the effect of foreign exchange fluctuations in translating the expenses of its operations in the United States to Canadian dollars. As a result, quarterly operating results should not be relied upon as any indication of results for any future period.